

Mail Stop 7010   May 20, 2009

Jun Wang, Chief Executive Officer
SmartHeat Inc.
c/o Robert Newman, Esq.
The Newman Law Firm, PLLC
14 Wall Street, 20th Floor
New York, NY 10005

> **Re: SmartHeat Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed May 7, 2009**
> **File No. 333-154415**
>
> **Form 10-Q for the Quarterly Period Ended March 31, 2009**
> **Filed May 11, 2009**
> **File No. 001-34246**

Dear Mr. Wang:

   We have reviewed your filings and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 4 to Registration Statement on Form S-1

General

1. We remind you that the financial statements included in your Form S-1 should not be less current than the financial statements you have provided in your Form 10-Q for the quarterly period ended March 31, 2009, filed on May 11, 2009. In this regard, please revise your registration statement to update your financial statements and related disclosures as required by Rule 8-08 of Regulation S-X.

Financial Statements, page F-1
Note 1 – Organization and Description of Business, Revenue Recognition, page F-9

2. We note your responses to comment two in our letter dated April 14, 2009 and the related supplemental comment; however, given that you recognize revenue after customer acceptance and, that by the time a customer accepts your product, 90% of the purchase price is "due", it remains unclear to us why your accounts receivable turnover is so low and days outstanding are so high. Please clarify

your disclosures here and on pages 24 and 30. Please explain what you mean by amounts being "due". It is not clear to us if these are the dates the receivables are required to be paid (i.e. due) or the dates that the receivables are billed. If the dates are when receivables are billed, please clarify that here and on pages 24 and 30 and disclose and discuss the normal payment terms for your accounts receivable, including why those terms appear to be significantly longer terms in the US. Also, it is not clear to us why you deleted the quantified disclosures and related discussions of accounts receivable and inventory turnover ratios and days outstanding that we previously requested. Please provide the deleted disclosures and tell us if you deleted any other disclosures from the prior amendment.

3. We appreciate your responses to comment three in our letter dated April 14, 2009 and the related supplemental comment. Please revise your revenue recognition policy to also disclose:
    - that the company offers "after sales services" after expiration of the warranty period;
    - the types of services provided under the after sales service agreement;
    - your revenue recognition policy for these services; and
    - how much revenue was earned from these services for the periods presented, if material.

Form 10-Q for the Quarterly Period Ended March 31, 2009
Exhibits 32.1 and 32.2

4. We note that the first paragraph of each of the certifications filed pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 identifies the wrong periodic report. Please file an amendment to the Form 10-Q for the quarterly period ended March 31, 2009 that includes the entire periodic report, the Section 302 certifications, and the new, corrected 906 certifications.

*   *   *   *

You may contact Dale Welcome, Staff Accountant, at (202) 551-3865 or Anne McConnell, Senior Staff Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Kane, Staff Attorney, at (202) 551-3235 or Brigitte Lippmann, Senior Staff Attorney, at (202) 551-3713 with any other questions.

Sincerely,

Jay Ingram
Legal Branch Chief